JOHN F. STUART
KENNETH E. MOORE
RYAN J. BARNCASTLE

OF COUNSEL
BARNET REITNER

ASSOCIATE
ALAN P. SMITH

August 18, 2011

VIA OVERNIGHT DELIVERY

Erin Purnell, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:        Santa Lucia Bancorp (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2011
File No. 000-51901

Dear Ms. Purnell:

This letter is written in response to your comment letter dated August 9, 2011 concerning the above-captioned filing.

This letter is keyed to your comment letter and provides a detailed response to your comments.  Where appropriate, we modified the proxy statement to incorporate your comments.  Attached to the hard copy of this correspondence, please find a marked to show changed version of Amendment No. 1 to the Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Amended Proxy Statement”).

Summary Term Sheet

The Parties to the Merger, page 1

1.	Please revise the second paragraph to provide the total assets, net loans held for investment, total deposits and shareholders’ equity as of March 31, 2011.

Response

We have modified the document in response to this comment.  These revisions are reflected in the Amended Proxy Statement.

Erin Purnell, Esq.
United States Securities and Exchange Commission
August 18, 2011

Proposal 1: The Merger

Background of the Merger

Examination of Strategic Alternatives by Santa Lucia Bancorp Prior to Discussions with Carpenter and Mission, page 28

2.
We note that you provide a general overview of the number of strategic partners that signed disclosure agreements and were provided with due diligence from December 2010 through June 2011. Please revise to more clearly describe when each nondisclosure agreement was entered into and the timeframe during which each strategic partner conducted due diligence. Disclose whether any of the strategic partners put forth a bid and, if so, discuss why negotiations with those potential partners did not materialize.  Further, we note your disclosure that only one strategic partner conducted on site due diligence. Please revise to specify whether you are referring to Carpenter and Mission; if not, disclose the events that took place with this strategic partner after it conducted on site due diligence.

Response

We have modified the document in response to this comment.  These revisions are reflected in the Amended Proxy Statement.

Discussions and Negotiations between Santa Lucia Bancorp, Carpenter and Mission, page 32

3.
We note your disclosure that Carpenter, Mission and MC Bank signed a nondisclosure agreement with Santa Lucia on December 13, 2010. Please revise to provide a more detailed explanation of the discussions and communications that were conducted among these parties prior to the execution of the nondisclosure agreement.

Response

We have modified the document in response to this comment.  These revisions are reflected in the Amended Proxy Statement.

Erin Purnell, Esq.
United States Securities and Exchange Commission
August 18, 2011

    Opinion of Santa Lucia’s Financial Advisor, page 41

4.
Please revise the last paragraph on page 41 to disclose the total amount of compensation that D.A. Davidson will receive for performing its financial advisory services and rendering its written opinion. Also disclose the amount that is contingent upon consummation of the merger. Refer to Item 1015(b)(4) of Regulation S-K.

Response

We have modified the document in response to this comment.  These revisions are reflected in the Amended Proxy Statement.

***

Please take this as confirmation from the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses in this letter and the modifications made to the proxy statement, as reflected in the Amended Proxy Statement, adequately address your comments.  I would be happy to discuss further with you any of the responses we have given.  We look forward to the Commission’s review of this response and conclusion of its comments on the Company’s proxy statement.

Very truly yours,

/s/ Ryan J. Barncastle
Ryan J. Barncastle
of STUART | MOORE
ryan@stuartmoorelaw.com

RJB:lw
Encl.